

AeonCharge
BE A PART OF THE BOOMING EV INDUSTRY
Aeoncharge
Published by IG aeoncharge by laegacy, inc · July 15 at 9:58 AM · Instagram ·
The EV industry is booming: studies predict that EV sales will rise to 28% in 2030 and 58% in 2040. As more EVs appear in our daily lives, problems such as finding chargers will soon become inevitable. AeonCharge's universal platform integrates all EV charging capabilities into a single streamlined application. Our app guarantees charging convenience without the hassle of checking multiple apps just to recharge! We want to invite you to our equity crowdfunding investment round and we are very excited to share that our WeFunder page is officially launching in 21 days!
#BetterJourneyEVeryday #AeonCharge #EVCharging #DriveEV #EVsolutions #Startups #ElectricVehicles #WeFunder #CrowdFunding
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AeonCharge
INVEST IN
AEONCHARGE
FOR TWICE
THE BENEFITS
Aeoncharge
Published by G aeoncharge by laegacy, inc · July 22 at 2:00 PM · Instagram
An investment in AeonCharge carries twice the benefits. Of course our priority as a company is to increase shareholder value and generate returns for our investors, but shareholders are also directly supporting the improvement of the EV charging experience. Investors will not only own a stake in a fast-growing tech startup in the booming EV industry, but also help advance a product built for EV drivers, by EV drivers.
We are excited to announce that our WeFunder page will officially launch on August 5th. Invest in AeonCharge and transform the EV space with us!
#BetterJourneyEVeryday #AeonCharge #EVCharging #DriveEV #EVsolutions #Startups #ElectricVehicles #WeFunder See Less
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Hello ______,

It's been a busy time and I hope you are doing well! My name is Dwi Sutandar and I'm the CEO of AeonCharge, the universal EV charging platform and proprietary smart-up technology that allows EV drivers to navigate, book, and pay for chargers across different providers.

I wanted to share some exciting news with you. Thanks to your support, our team has successfully achieved great milestones since our last equity crowdfunding round. AeonCharge is now supported by 17 EV club presidents, each representing their respective States in the United States. With the unwavering support from these presidents, we are able to release our private beta allowing us to become the payment passport for multiple major EV charging providers. We invited 20 EV drivers to join our private beta, but received more than 350 applications from EV drivers across the country! We know that this is the product that they've been waiting for. With our promising traction, we are backed by Y Combinator and Techstars executives helping to grow our startup. In addition, we are now a VC-backed startup, have recently won multiple competitions, and are a Pepperdine Most Fundable Startups list.

With such great potential for our product, we plan to expand our service area to the whole United States. However, we cannot do that without you. We are opening our seed round on WeFunder. This move comes as part of our continuous dedication to build a sustainable future with the best charging experience to our users all around the country. As the electric vehicle market balloons with a compound annual growth rate (CAGR) of 46.6%, we are pleased to have you to be a part of our mission-driven, environmentally-responsible, and fast-growing startup.

We are very excited about our progress and if you know others who may be interested in our project, please share our social media and website with them. As we move along together, we will keep you updated with our WeFunder funding round. If you have any questions or feedback, please do not hesitate to set a time to speak with me (https://calendly.com/dsutandar)!

Thank you for your continued support,

AeonCharge

Hi AeonCharger supporters,

I hope this email finds you well! It has been a month since my last email, and I am excited to share our journey to become the payment passport for EV charging in the United States!

We have gained valuable insights from our early adopters and decided to revamp our platform to improve user experience. The expectation is with the improved experience, our platform will receive high adoption for our public launch. To support our public launch, our team is opening of our WeFunder page soon and we are more than excited to move our investment venture forward with you! An investment in AeonCharge carries twice the benefits. You are not only getting returns but also directly supporting the improvement of the EV charging experience.

We will notify you, our supporters, a few days before and on the D-day of the grand opening to make sure you can secure your spot! Please feel free to shoot us a message if you want us to walk you through the process or if you have any questions. We want to sincerely thank you for your support, and your contribution will help us accelerate our company growth!

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

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